UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 6)

MORPHOSYS AG

(Name of Subject Company (Issuer))

NOVARTIS BIDCO AG

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Ordinary Shares, no Par Value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Karen L. Hale
Chief Legal Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
Fax: +41-61-324-7826

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jenny Hochenberg Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, NY 10022 Telephone: +1 646 863-1626	Doug Smith Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom +44 20 7936 4000

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2024 (together with any amendments and supplements hereto, the “Schedule TO”) by (i) Novartis BidCo AG, a stock corporation organized under the laws of Switzerland (the “Bidder”) and an indirect wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Novartis”), and (ii) Novartis. This Schedule TO relates to the public delisting purchase offer by the Bidder for all no-par value bearer shares (including the shares represented by American Depository Shares), not directly held by Novartis BidCo Germany AG, in MorphoSys AG (“MorphoSys Shares”), a stock corporation established under the laws of Germany (“MorphoSys”), at an offer price of EUR 68.00 per MorphoSys Share in cash, pursuant to the final terms and provisions set forth in the offer document for the delisting purchase offer, dated July 4, 2024, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (together with any amendments or supplements thereto, the “Offer Document”) and, where applicable, the related Declaration of Acceptance or ADS Letter of Transmittal and the instructions thereto, copies of which were filed as Exhibits (a)(1)(B) and (a)(1)(E), respectively, to the Schedule TO (together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Delisting Purchase Offer”).

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

On July 31, 2024, the Bidder published an announcement in the German Federal Gazette (the “Announcement”) announcing that the acceptance of the Delisting Purchase Offer has been validly declared in accordance with Sec. 13.1.2 of the offer document for a total of 278,646 MorphoSys Shares, representing approximately 0.74% of the share capital and the voting share capital as of July 31, 2024, and the acceptance of the offer has been declared in accordance with Secs. 13.2.2 and 13.2.3 of the offer document for 420 MorphoSys Shares represented by MorphoSys ADSs, representing approximately 0.001% of the share capital and the voting share capital as of July 31, 2024, effective after the end of the acceptance period. As of July 31, 2024, Novartis BidCo Germany AG, Munich, Germany, a subsidiary of the Bidder and a person acting jointly with the Bidder pursuant to Sec. 2 para. 5 sentence 3 WpÜG, held a total of 34,337,809 MorphoSys Shares, representing approximately 91.04% of the share capital and 91.17% of the voting share capital. As of July 31, 2024, MorphoSys, a subsidiary of the Bidder and a person acting jointly with the Bidder pursuant to Sec. 2 para. 5 sentence 3 WpÜG held 53,685 MorphoSys Shares. This corresponds to approximately 0.14% of the share capital and the voting share capital. The treasury MorphoSys Shares do not grant voting rights.

Therefore, as of July 31, 2024, the total number of MorphoSys Shares, for which the Delisting Purchase Offer has been accepted, plus the MorphoSys Shares held indirectly by the Bidder, amounts to 34,670,560 MorphoSys Shares, representing approximately 91.92% of the share capital and approximately 92.06% of the voting share capital of MorphoSys.

An English translation of the Announcement is filed hereto as Exhibit (a)(5)(I) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Description
(a)(5)(I)	Announcement pursuant to Section 23 para. 1 sentence 1 of the German Securities Acquisition and Takeover Act, as published in the German Federal Gazette, dated July 31, 2024 (English translation of document prepared in German only).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2024

NOVARTIS BIDCO AG

By:	/s/ David Quartner
	Name:	David Quartner
	Title:	As Attorney

By:	/s/ Tariq Elrafie
	Name:	Tariq Elrafie
	Title:	As Attorney

NOVARTIS AG

By:	/s/ David Quartner
	Name:	David Quartner
	Title:	As Attorney

By:	/s/ Tariq Elrafie
	Name:	Tariq Elrafie
	Title:	As Attorney

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